Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Unibanco and IDB Invest announce a partnership of US$100 million for financing women’s entrepreneurship

Itaú Unibanco and IDB Invest, a member of the Inter-American Development Bank Group (IDB Group), announce a partnership for fostering the development of Brazilian women entrepreneurs. The inter-American institution will transfer to the bank US$ 100 million – approximately R$ 330 million. This amount will be used to increase the access to credit of micro, small and middle market companies where women own at least 51% of its share capital. The focus is to be on companies established in Brazil with annual revenues of up to R$ 8 million.

This is one more initiative for supporting the empowerment of companies majority managed by women and for celebrating World Women’s Entrepreneurship Day on November 19. Initiatives such as these are aligned with the Sustainable Development Goals (SDG), specifically the goal number five: to “achieve gender equality and empower all women and girls” (source: United Nations).

Itaú Unibanco has enjoyed a partnership with IDB for some years now: since 2010, this is the sixth loan raised with the organization, although the first where the focus is on women entrepreneurs. The new operation is complementary to the technical cooperation agreement signed in 2013 dedicated to studying the development of credit, product and services policies specifically tailored for women entrepreneurs.

São Paulo, November 27, 2017.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer